

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Our reference BB/jcd
Date January 3 , 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period december 2005 and the Pricing Supplements of december 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

dw 1/19

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)*

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1512A
TRANCHE NO: 1

EUR 75,000,000 Floating Rate Notes 2005

due December 16, 2025 (the "Notes")

Issue Price: 100 per cent.

CALYON

The date of these Final Terms is December 14, 2005.

FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11, 2005 as supplemented by, in each case dated September 8, 2005, (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated October 7, 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated October 15, 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated July 11, 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000 dated November 21, 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1512A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 75,000,000
	(ii)	Series:	EUR 75,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	December 16, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		December 16, 2025
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	Means a period from and including a Specified Interest Payment Date to and including the immediately following Specified Interest Payment Date. For the avoidance of doubt the first Interest Period will start on December 16, 2005 and will end on June 16, 2006 (excluding)
	(ii) Specified Interest Payment Dates:	Every June 16 and December 16 in each year commencing on June 16, 2006 and ending on the Maturity Date
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	CALYON
	(viii) Screen Rate Determination (Condition 1(a)):	
	– Relevant Time:	11:00 a.m. Brussels time
	– Interest Determination Date:	2 TARGET Business day prior to the beginning of the relevant Interest Period
	– Primary Source for Floating Rate:	Not Applicable

	–	Relevant Screen Page:	Reuters Page EURIBOR01
	–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	–	Relevant Financial Centre:	TARGET
	–	Benchmark:	EURIBOR
	–	Representative Amount:	Aggregate Nominal Amount
	–	Effective Date:	Not Applicable
	–	Specified Duration:	6 months
(ix)	ISDA Determination (Condition 1(a)):		
	–	Floating Rate Option:	Not Applicable
	–	Designated Maturity:	Not Applicable
	–	Reset Date:	Not Applicable
	–	ISDA Definitions: (*if different from those set out in the Conditions*)	Not Applicable
(x)	Margin(s):		+ 0.20 per cent
(xi)	Minimum Rate of Interest:		0.00 per cent. per annum
(xii)	Maximum Rate of Interest:		For each Interest Period from and including June 16, 2006 to but excluding the Maturity Date, the Maximum Rate of Interest will be determined as follow: Previous Rate of Interest + 0.25 per cent. **Previous Rate of Interest** means the Rate of Interest per annum determined by the Calculation Agent for the immediately preceding Specified Interest Payment Date. For the avoidance of doubt for the Interest Period from and including June 16, 2006 to but excluding December 16, 2006 the Previous Rate of Interest will be equal to the Interest Rate paid on June 16, 2006
(xiii)	Day Count Fraction (Condition 1(a)):		Actual/Actual (ISMA); unadjusted
(xiv)	Rate Multiplier:		Not Applicable

(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Calculation Agent shall determine the Interest Amount per Specified Denomination for each Interest Period in accordance with the following formula: - <u>for each Interest Period from and including December 16, 2005 to but excluding June 16, 2006</u>: **(EURIBOR 6 months + 0.20 per cent.)** x EUR 1,000 x Day Count Fraction. - <u>for each Interest Period from and including June 16, 2006 to but excluding the Maturity Date</u> : **(EURIBOR 6 months + 0.20 per cent.)** x EUR 1,000 x Day Count Fraction, subject to a Maximum Interest Rate **"EURIBOR 6 months"** means the rate as defined in item 17(viii) **"Maximum Rate of Interest"** means the rate as defined in item 17 (xii)

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on 60 days' in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		CALYON 9 quai du Président Paul Doumer 92920 Paris La Defense
38	Additional selling restrictions:		The Notes have not been, and will not be, registered under the Securities and Exchange Law of Japan as it will be issued sa a private offering under Art *2, Section 3 Sub-Section 2* (ro) of the Securities and Exchange Law of Japan. Therefore, it will be prohibited to re-sell the purchased notes other than in a single block to a single purchaser.
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):		Not Applicable
42	In the case of Notes listed on Eurolist by		Not Applicable

Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on December 16, 2005 with effect from December 16, 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,700

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 75,000,000
(iii)	Estimated total expenses:	Not Applicable

6 **Yield** *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable.

7 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters.

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rates of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	ISIN Code:	XS0236515309
(ii)	Common Code:	23651530
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ____________________

Duly authorised



Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1515A
TRANCHE NO: 1
EUR 100,000,000 2.375 per cent. Notes 2006 due 2010

Issue Price: 98.790 per cent

Rabobank International **UBS Investment Bank**

The date of these Final Terms is 29 December 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, *(ii) a supplemental offering circular relating to the terms and conditions of the notes* set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005, and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1515A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 100,000,000
	(ii) Series:	EUR 100,000,000
5	Issue Price:	98.790 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000, EUR 10,000 and EUR 100,000
7	(i) Issue Date:	3 January 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	2 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No

10	Interest Basis:	2.375 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.375 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	2 July in each year commencing 2 July 2006 (short first coupon) and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	EUR 23.75 per EUR 1,000 in nominal amount EUR 237.50 per EUR 10,000 in nominal amount EUR 2,375.00 per EUR 100,000 in nominal amount
	(iv) Broken Amount:	EUR 11.71 per EUR 1,000 EUR 117.12 per EUR 10,000 EUR 1,171.23 per EUR 100,000 in respect of the period from, and including, the Issue Date to, but excluding, 2 July 2006
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination EUR 10,000 per Note of EUR 10,000 Specified Denomination EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) *or an event of default* (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA	D Rules

exemption:

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom

	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 1.625 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):		Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	Not Applicable
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Not Applicable
	(v)	Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 3 January 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,700

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 97,165,000
(iii)	Estimated total expenses:	EUR 1,625,000 (comprising of Dealers' commission only)

6 YIELD

Indication of yield: 2.666 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0237190888
(ii)	Common Code:	023719088
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: 

Duly authorised

Printopdracht van:

DanhofJC

Datum: 1/4/2006
Tijd: 10:27:50 AM

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 937A
TRANCHE NO: 4
£125,000,000 4.75 per cent. Notes 2006 due 2009

(to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004 and £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005)

Issue Price: 100.557 per cent. (plus 95 days' accrued interest from and including 30 September 2005 to but excluding 3 January 2006)

Barclays Capital

The Royal Bank of Scotland

The date of these Final Terms is 21 December 2005

PART A – CONTRACTUAL TERMS

Terms used herein (save as provided below) shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in Offering Circular dated 11 July 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are those contained in the offering circular dated 7 October 2003 and to the extent any terms used herein are stated in such conditions to have a meaning different from that contained in the Conditions, the meaning in such conditions shall prevail. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	4 (to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004 and £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
3	Specified Currency or Currencies:		Pounds sterling ("**£**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	£125,000,000
	(ii)	Series:	£1,075,000,000
5	Issue Price:		100.557 per cent. of the Aggregate Nominal Amount plus 95 days' accrued interest from and including 30 September 2005 to but excluding 3 January 2006

6	Specified Denominations:		£1,000, £10,000 and £100,000
7	(i)	Issue Date:	3 January 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 September 2005
8	Maturity Date:		30 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 September in each year commencing on 30 September 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	30 September in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of Each Note	£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
24	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		*Redenomination, renominalisation* and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB

			The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.10 per cent. of the Aggregate Nominal Amount of Notes comprising Tranche No. 4
35	If non-syndicated, name and address of Dealer:		Not Applicable
36	Additional selling restrictions:		Not Applicable
37	Subscription period:		Not Applicable

GENERAL

38	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):		Not Applicable
39	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.48, producing a sum of (for Notes not denominated in Euro):		Euro 185,000,000
40	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	Not Applicable
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Not Applicable
	(v)	Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 3 January 2006. The Notes are to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004 and £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,780

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£127,116,626.71 (including accrued interest)
(iii)	Estimated total expenses:	£125,000 (comprising Dealers' commission only)

6 YIELD

Indication of yield: 4.579 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Temporary ISIN Code: ISIN Code:	XS0237695498 XS0184578143
(ii)	Temporary Common Code: Common Code:	023769549 018457814
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Rabo Securities

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Printopdracht van:

DanhofJC

Datum: 1/4/2006
Tijd: 10:26:28 AM

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1511A
TRANCHE NO: 1
EUR 300,000,000 CMS Floating Rate Notes 2005 due December 2020

(the "Notes" or the "Eurobonds")

Issue Price: 100.00 per cent.

Natexis Banques Populaires

The date of these Final Terms is 15 December 2005

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

For the purpose of this Issue only, the terms "Notes"/"Noteholders" and "Eurobonds"/"Eurobondholders" will have the same meaning.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1511A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	19 December 2005
	(ii) Interest Commencement Date (if different from the Issue Date)	Not Applicable
8	Maturity Date:	18 December 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	CMS Floating Rate Notes (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Notes:**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Interest will be payable quarterly in arrear each 18 December, 18 March, 18 June and 18 September in each year, commencing on *18 March 2006 and ending on the Maturity* Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET

(v) Manner in which the Rate(s) of Interest is/are to be determined:

The Calculation Agent shall determine the Rate of Interest to be applied to each Interest Period on the relevant Interest Determination Date which shall be calculated in accordance with the following formula:

$$(1+(\text{CMS 10 years} - 0{,}57\%))^{(1/4)} - 1$$

where:

"CMS10 years" means the Mid-Spot of the annual swap rate (expressed as a percentage) for a euro denominated interest swap transaction with a maturity of 10 years and for which the relevant floating rate is 6 month EURIBOR, as noted by the Calculation Agent, calculated and published by the International Swap and Derivatives Association (ISDA) and appearing for the purpose of information only on Reuters Page "ISDAFIX2" (the "Relevant Screen Page") as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date.

If the CMS 10 Years is not determined and published as provided in paragraph 17(viii) as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date, the Calculation Agent will request each of the Reference Banks (as defined below) to provide it with its Mid-Spot quotation for a ten year euro swap rate for which the relevant floating rate is the six months EURIBOR, in each case as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date and the relevant swap rate shall be the arithmetic mean, as determined by the Calculation Agent, (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (being at least two). The Rate of Interest for the relevant Interest Period shall be determined by the Calculation Agent in accordance with the formula described above, using the swap rate(s) as calculated pursuant to the provisions of this paragraph 17(v).

Provided that, if any swap rate referred to above is not determined and published as provided above and fewer than two Reference Banks provided quotations as aforesaid on any Interest Determination Date, then the relevant swap rate for the

purposes of calculating the Rate of Interest applicable to the Notes will be the fair market Mid-Spot ten year euro swap rate for which the relevant floating rate is the six months EURIBOR, in each case as determined by the Calculation Agent as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date, after consultation of an independent expert chosen by the Calculation Agent.

"**Reference Banks**" means the principal London office of five major banks which shall not include the Calculation Agent (as selected by the Calculation Agent) in the market for euro interest rate and currency exchange agreements.

"**Mid Spot**" means the mean of the bid and offered rates for the annual fixed leg of a fixed-for-floating euro interest rate swap transaction.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Natexis Banques Populaires 45 rue Saint Dominique 75007 Paris France
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	– *Relevant Time:*	11.00 a.m. (Frankfurt time)
	– Interest Determination Date:	2 TARGET Business Days prior to the first day in each Interest Accrual Period
	– Primary Source for Floating Rate:	Reuters page ISDAFIX2
	– Relevant Screen Page:	See above
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	Eurozone
	– Benchmark:	CMS 10 years
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Not Applicable
(ix)	*ISDA Determination (Condition 1(a)):*	Not Applicable

(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, adjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions:**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same *(if required or if different from that set out in the Conditions)*:	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	**Natexis Banques Populaires** 45 rue Saint Dominique 75007 Paris France
38	Additional selling restrictions:	Republic of France Each of the Dealer and the Issuer has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in France to (i) providers of investment services relating to portfolio management for the account of third parties, and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, articles L.411-1, L.411-2, D.411-1 of the French Code monétaire et financier.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary	Not Applicable

	Resolution in accordance with Condition 14(a):	
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of , producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised



PART B – OTHER INFORMATION

1	**Listing**		
	(i) Listing:		Luxembourg
	(ii) Admission to Trading:		Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 19 December 2005
	(iii) Estimate of total expenses related to admission to trading:		EUR 8,425
2	**Ratings**		The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.
3	**Notification**		The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.
4	**Interests of natural and legal persons involved in the issue/offer**		Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
5	**Reasons for the offer, estimated net proceeds and total expenses**		Not Applicable
6	**Yield** Indication of Yield		Not Applicable
7	**Historic Interest Rates**		Not Applicable
8	**Performance of index/formula, explanation of effect on value of**		Not Applicable

	investment and associated risks and other information concerning the underlying	
9	**Performance of rates of exchange and explanation of effect on value of investment**	Not Applicable
10	**Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying**	Not Applicable
11	**Operational Information**	
	(i) ISIN Code:	XS 0236621677
	(ii) Common Code:	23662167
	(iii) Fondscode:	Not Applicable
	(iv) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(v) Delivery:	Delivery against payment
	(vi) Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ____________________

Duly authorised



Rabobank

Latest News

06 December 2005

Outlook 2006

Heemskerk at Rabobank's 'Outlook 2006' conference:
'ECONOMIC RECOVERY WILL FINALLY ARRIVE IN EUROZONE IN 2006'

Following several years of lacklustre performance, the Eurozone is finally expected to once again achieve a robust economic recovery in 2006. This recovery is expected to lead to a 2 percent growth rate for the Netherlands and as a result it appears that the recovery will be sustained. Bert Heemskerk, Chairman of the Executive Board of Rabobank Nederland, presented this forecast today at the presentation of 'Outlook 2006'. He notes that consumers will hold the key in 2006. The gradual improvement in consumer confidence that began in 2005 could lead to a rise in consumer spending in 2006. This is crucial because consumer spending has continually been the missing link in the economic recovery in recent years.

The Rabobank economists present their financial and economic forecasts for the coming year in the annual 'Outlook' publication. They forecast that the growth in the world economy will be sustained in 2006. The slight depreciation of the euro against the dollar will strengthen the European competitive position. This will lead to an upturn in exports. While the oil price has risen sharply, this is only expected to lead to a limited rise in inflation. Favourable profit development is forecast to provide an added boost on European stock exchanges. The prospects for 2006 consequently provide cause for optimism.

Economic recovery in the Eurozone

While the growth of the world economy will be robust, Rabobank does foresee shifts in economic growth among the various world regions in 2006. While the United States and China will grow at a somewhat slower pace, this will be offset by accelerated growth in Japan and the Eurozone. Consumer confidence will continue to be the Achilles' heel of the Eurozone economy. European consumers have experienced an extremely



Contact inforn

Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED INFC

- Press Release
- Spokesperso
- Media Calend
- Media Kit
- Dutch Press F

followed in the Eurozone. Far-reaching measures affecting social security and healthcare and interventions in the labour market have created a lack of confidence among consumers. Consumer confidence has, however, shown signs of improvement in 2005. If the recovery of consumer confidence is sustained in 2006 and if it ultimately results in a rise in consumer spending, the economy will grow at a faster pace in 2006 than in recent years.

Interest rates will remain low
While short-term interest rates are expected to rise slightly, this is not expected to stand in the way of recovery due to the fact that interest rates continue to be extremely low. Other factors, however, could impede economic revival. Heemskerk says that our growth forecasts can only be realised providing that there are not any shocks to the economy related to a bird flu pandemic and that there is not a further escalation of geopolitical tensions.

Purchasing power provides impetus
Heemskerk emphasises that the projected recovery of purchasing power is expected to boost consumer spending within the Dutch economy in 2006. Dutch consumers are currently faced with a number of uncertainties connected with changes including the revisions to the healthcare system and the introduction of the Dutch WIA Act (Work and Income according to Capacity for Work Act). Once these uncertainties have been eliminated, consumers will finally be able to once again let go of the purse strings and spend more freely. This willingness to spend will also be backed by measures announced by the government aimed at supporting purchasing power. This, combined with the positive developments in world trade and the upswing in business investment, is expected to enable economic growth of 2 percent in 2006. This will finally signal the end of years of below-average growth performance. This does not, however, mean that some parties will not remain vulnerable.

Prospects for the housing market remain positive
In line with the forecast, the Dutch housing market once again succeeded in escaping the sombre economic climate in the Netherlands in 2005. The outlook for 2006 is also positive. Even though interest rates are expected to rise, they will remain extremely low. The revival of economic growth in 2006 will furthermore be strong enough to compensate for the decelerating influence of rising interest rates. In addition, the current recovery of new housing production is still insufficient to genuinely alleviate the structural housing shortage in key segments of the purchase and rental market. Rabobank expects house prices to rise by approximately 2½% in 2006.

SME deserves support
Heemskerk believes it is high time that the SME sector receive some form of support. Small and medium-sized businesses have suffered severely from the weak development of purchasing power in recent years. Rabobank consequently calls for an increase in the

decrease in employers' premiums. The latter would reduce business owners' costs, without negatively affecting consumer purchasing power. The Dutch economy is currently in dire need of such a boost.

The report and background studies are available on www.rabobankvisie.com

Marco de Bruine, Rabobank Nederland Press Information Office
030 2162822/06-51845220,
M.A. Bruine@rn.rabobank.nl

Return to the overview

 Top